Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Three Months Ended
	March 31, 2014
Earnings
Income from continuing operations before provision for income taxes	$(135)
Income from equity investees	(11)
Distributed income from equity investees	2
Interest and amortization of deferred finance costs	224
Amortization of capitalized interest	4
Implicit rental interest expense	25

Total Earnings	$109

Fixed Charges
Interest and amortization of deferred finance costs	$224
Capitalized interest	2
Implicit rental interest expense	25

Total Fixed Charges	$251

Ratio of Earnings to Fixed Charges	0.43	x